Ex12

				  IDACORP, Inc.
		       Consolidated Financial Information
		       Ratio of Earnings to Fixed Charges

													 Twelve Months
					    Twelve Months Ended December 31,                                  Ended
						 (Thousands of Dollars)                                  September 30,
					   1996         1997         1998        1999         2000             2001
Earnings, as defined:
  Income before  income taxes           $ 135,247   $  133,570    $ 133,806   $ 137,021    $ 210,701       $  193,972
  Adjust for distributed income of
  equity investees                         (1,413)      (3,943)      (4,697)       (837)      (3,116)           2,747
  Equity in loss of equity method               0            0          458         435          186              208
  investments
  Minority interest in losses of
  majority owned subsidiaries                   0            0         (125)        (37)      (1,468)          (1,443)
  Fixed charges, as below                  70,418       69,634       69,923      72,243       73,261           81,824
     Total earnings, as defined         $ 204,252   $  199,261    $ 199,365   $ 208,825    $ 279,564       $  277,308

Fixed charges, as defined:
  Interest charges                      $  57,348   $   60,761    $  60,677   $  62,975    $  63,339       $   72,101
  Preferred stock dividends of
  subsidiaries-
     gross up-IDACORP rate                 12,079        7,891        8,445       8,313        8,886            8,512
  Rental interest factor                      991          982          801         955        1,036            1,211

     Total fixed charges, as defined    $  70,418   $   69,634    $  69,923   $  72,243    $  73,261       $   81,824

Ratio of earnings to fixed charges          2.90x        2.86x        2.85x       2.89x        3.82x            3.39x
